FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                October 18, 2001

                               INFICON Holding AG


                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                       --           --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   No X
                                       --    --

Enclosure: Press Release dated October 18, 2001, announcing third quarter 2001 results.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 18, 2001               INFICON Holding AG

                                      By: /s/ Peter G. Maier
                                         ---------------------------------------
                                      Name:  Peter G. Maier
                                      Title: Vice President and Chief Financial
                                             Officer

INFICON [LOGO]


CORPORATE CONTACT:                     EUROPEAN CONTACT:             NORTH AMERICAN CONTACT:
Betty Ann Kram                         Bernhard Schweizer            Jody Burfening/Sanjay Hurry
Director of Corporate Communications   Peter Butikofer & Company     Lippert/Heilshorn & Associates, Inc.
and Investor Relations                       +1.41.1.447.1220               +1.212.838.3777
+1.315.434.1122                        bschweizer@buetikofer.ch      jbs@lhai.com
BettyAnn.Kram@inficon.com

                  INFICON ANNOUNCES THIRD QUARTER 2001 RESULTS

Syracuse, New York and Zurich, Switzerland -- October 18, 2001 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading developer, supplier, and manufacturer of vacuum instrumentation for the semiconductor and related markets and a worldwide leader in vacuum instrumentation for industrial applications, today announced results for the third quarter ended September 30, 2001.

Revenues for the third quarter of 2001 were $30.1 million compared to $42.3 million for the third quarter of last year. Operating income was $315,000 compared to $7.9 million for the same quarter of 2000. Net income for the quarter was $14,000 ($0.01 per share -- $0.00 per ADS), compared to $5.5 million ($2.77 per share -- $0.28 per ADS), in the same period last year.

Revenues for the nine months ended September 30, 2001 were $117.1 million compared to $124.9 million for the same period in 2000. Operating income was $13.0 million compared to $25.6 million for the nine months ended September 30, 2000. Net income was $9.8 million ($4.25 per share -- $0.43 per ADS), compared to $17.7 million ($8.83 per share -- $0.88 per ADS), last year.

For the third quarter of 2001, revenues in the semiconductor vacuum instrumentation segment decreased 48% to $8.9 million from $17.0 million for the same quarter of 2000, and in the general vacuum instrumentation segment revenues decreased 16% to $21.2 million compared to $25.3 million in the same quarter last year. This quarter Europe contributed the largest percentage of revenue at 49%, compared to 43% for the same quarter last year.

"Obviously, we are not satisfied with our third quarter results, but given the economic environment and the favorable comparison of our financial performance to our competitors and peer group this quarter, we continue to make the best of a bad situation," said James Brissenden, president and chief executive officer of INFICON Holding AG.

"Since the economic environment is beyond our control, we are working hard on what we can control. We significantly dropped our costs again this quarter with total overhead expense down 19% and SG&A down 26% from first quarter levels. Despite our aggressive cost cutting and ongoing alignment of operations with realistic business expectations, we are continuing research and development with that investment actually up 11.2% from the first quarter, so our ability to come back with extremely strong growth in the inevitable upturn will not be compromised."

Mr. Brissenden continued, "At the same time, we continued to execute on our plans to introduce new products this quarter, such as the HLD5000 Refrigerant Leak Detector. The HLD5000 is an innovative leak detector used for quality testing in the manufacture of refrigerated systems. We already have substantial quote activity for the new HLD5000 from appliance and commercial refrigeration manufacturers worldwide, and we are seeing particularly strong interest in China. We also introduced new vacuum gauges - two high-temperature ceramic CDGs
- expanding our line of vacuum gauges that are used for precise process control in semiconductor manufacturing, especially targeted at extremely corrosive processes where our ceramic technology demonstrates a significantly longer life advantage over conventional metal technology. We have an impressive and growing installed base of FabGuard Sensor Integration and Analysis Systems at leading semiconductor manufacturers worldwide as return on investment is demonstrated on all semiconductor tools, both 200mm and 300mm. All these new products and the enthusiastic reception they are receiving from our customers convinces us that we are providing real value to our customers and maintaining our competitive strengths in these most difficult times."

CONFERENCE CALL INFORMATION

INFICON will hold a conference call to discuss its third quarter results on October 18, 2001 at 4:00 p.m. CET/ 10:00 a.m. EDT/7:00 a.m. PDT. To access the conference call, please dial +1.646.862.1091 by 3:50 p.m. CET/9:50 a.m. EDT/6:50 a.m. PST. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the telephone replay, please dial +1.858.812.6440 (for access outside the U.S.) or +1.800.633.8284 (for access in the U.S.), reservation number 19796960. This replay will be available until 11:00 p.m. CET/5:00 p.m. EDT/2:00 p.m./PST on October 25th.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their production processes and the quality of their products. INFICON provides the semiconductor and semiconductor-related industries with products used in the manufacturing of semiconductor chips, flat screen televisions and monitors, computer disc drive components, various electronic storage media, such as compact discs, digital video discs and floppy discs. The Company also sells products to the vacuum coatings, air conditioning/refrigeration, automotive, and industrial markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2000 and Form 6-K for the quarter ended June 30, 2001.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                              - tables to follow -

INFICON Holding AG

                        Consolidated Statements of Income
                (U.S. Dollars in thousand, except per share data)

                            Three Months Ended             Nine Months Ended
                               September 30,                 September 30,
                            2001          2000             2001         2000

Net sales                 $30,075       $42,262         $117,094      $124,877
Cost of sales              17,186        20,609           62,307        61,315

Gross profit               12,889        21,653           54,787        63,562

Research and
 development                3,249         2,953            9,312         8,337
Selling, general and
 administrative             9,325        10,846           32,501        29,594

Income from operations        315         7,854           12,974        25,631

Interest expense
 (income), net               (206)           83             (394)          324
Other expense
 (income), net                843           320              465         1,645

Income before
 income taxes                (322)        7,451           12,903        23,662
Provision for income
 taxes                       (336)        1,905            3,055         6,003

Net income                $    14       $ 5,546         $  9,848      $ 17,659

Shares used to compute
 net income per share:
 Basic                      2,315         2,000            2,315         2,000
 Diluted                    2,315         2,000            2,315         2,000
Net income per share:
 Basic                    $  0.01       $  2.77         $   4.25      $   8.83
 Diluted                  $  0.01       $  2.77         $   4.25      $   8.83
Net income per ADS
 (10 ADS : 1 Share)
 Basic                    $  0.00       $  0.28         $   0.43      $   0.88
 Diluted                  $  0.00       $  0.28         $   0.43      $   0.88

                               INFICON Holding AG
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousand)

                                         September 30,2001    December 31,2000
                                           (unaudited)           (audited)

ASSETS
    Current Assets:
         Cash and cash equivalents           $ 35,217            $ 28,700
         Trade accounts receivable, net        18,213              30,972
         Accounts receivable-affiliate          3,464               5,721
         Inventories                           23,586              22,218
         Other current assets                   3,348               7,620
    Total current assets                       83,828              95,231

    Property and equipment, net                14,794              13,941
    Deferred tax asset                         39,126              40,777
    Other assets,                               2,215               1,121
                                             --------            --------

    Total assets                             $139,963            $151,070
                                             ========            ========


    LIABILITIES AND STOCKHOLDERS'
     EQUITY

    Current Liabilities:
         Trade accounts payable, net         $  5,936            $  9,632
         Accounts payable-affiliate                52              18,354
         Accrued liabilities                   15,156              10,341
         Income taxes payable                     543               3,343

    Total current liabilities                  21,687              41,670

    Long term debt                                 --                 869

    Total liabilities                          21,687              42,539

    Stockholders' equity                      118,276             108,531
                                             --------            --------
    Total liabilities and
     stockholders' equity                    $139,963            $151,070
                                             ========            ========

                               INFICON Holding AG
                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousand)

                                                            Nine Months Ended
                                                  September 30,2001      September 30,2000
                                                     (unaudited)            (unaudited)
Cash flows from operating activities:
 Net income                                             9,848                  17,658
 Adjustments to reconcile net income to
  net cash provided by operating activities:
  Depreciation and amortization of
   property, plant, and equipment                       2,288                   2,777
  Gain on disposal of property,
   plant and equipment                                   (149)
  Deferred taxes                                       (1,350)
  Changes in operating assets and liabilities:
   Trade accounts receivable                           15,807                 (11,617)
   Inventories                                           (989)                   (510)
   Other assets                                         5,597                    (815)
   Accounts payable                                   (15,830)                  4,378
   Accrued liabilities                                  4,700                   4,567
   Income taxes payable                                (1,488)                  3,413
   Other liabilities                                                              518
   Accrued pension benefits                              (531)                   (600)
Net cash provided by operating activities              17,903                  19,769
                                                     --------                 -------

Cash flows from investing activities:
 Purchases of property, plant and
  Equipment                                            (3,141)                 (3,555)
 Proceeds from sale of property,
  plant and equipment                                     149
Net cash used in investing activities                  (2,992)                 (3,555)
                                                     --------                 -------

Cash flows from financing activities:
 Payments on Promissory Notes                             795
 Payment to Unaxis for ST Debt                         (6,679)                 (8,273)
 Payment on LT Debt                                      (868)
Net cash provided by (used in) financing activities    (6,752)                 (8,273)
                                                     --------                 -------
Effect of exchange rate changes on
 cash and cash equivalents                             (1,642)                   (203)
                                                     --------                 -------
Increase in cash and cash equivalents                   6,517                   7,738
                                                     --------                 -------
Cash and cash equivalents at beginning of period       28,700                     490
                                                     --------                 -------
Cash and cash equivalents at end of period           $ 35,217                 $ 8,228
                                                     ========                 =======


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